= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              - - - - - - - - - -
                                  SCHEDULE TO
                                 (RULE 14D-100)
                TENDER OFFER STATEMENT UNDER SECTION 14 (d) (1)
          OR SECTION 13 (e) (1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)
                              - - - - - - - - - -
                           LOWRANCE ELECTRONICS, INC.
                       (Name of Subject Company (Issuer))

                               BLUE MARLIN, INC.
                         COBRA ELECTRONICS CORPORATION
                     (Names of Filing Persons (Offerors))
                              - - - - - - - - - -
                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)
                              - - - - - - - - - -
                                   548900 10
                     (CUSIP Number of Class of Securities)
                              - - - - - - - - - -
                                Gerald M. Laures
               Vice President - Finance, and Corporate Secretary
                         Cobra Electronics Corporation
                            6500 W. Cortland Street
                               Chicago, IL 60707
                           Telephone: (773) 889-8870

                     (Name, address and telephone number of
                      person authorized to receive notices
                and communications on behalf of filing persons)

                                    Copy to:

                                    Pran Jha
                                Sidley & Austin
                                 Bank One Plaza
                            10 South Dearborn Street
                            Chicago, Illinois 60603
                           Telephone: (312) 853-7000
               __________________________________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [X]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =

                                  SCHEDULE 13D

CUSIP No. 54890010                    13D                Page 2 of 6 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS: Cobra Electronics Corporation
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 36-2479991


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,044,279 shares*
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,044,279 shares*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,044,279 shares*

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      54.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------
 *Reporting Person disclaims beneficial ownership of all shares.

                                  SCHEDULE 13D

CUSIP No. 54890010                    13D                Page 3 of 6 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS: Blue Marlin, Inc.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 36-4413162


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,044,279 shares*
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,044,279 shares*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,044,279 shares*

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      54.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------
 *Reporting Person disclaims beneficial ownership of all shares.

     This Amendment No. 3 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by Blue Marlin, Inc., a Delaware corporation ("Purchaser"), and Cobra Electronics Corporation, a Delaware corporation ("Parent"), on January 16, 2001 (as previously amended, the "Schedule TO"), relating to the offer to purchase all issued and outstanding shares of common stock, par value $.10 per share (the "Shares"), of Lowrance Electronics, Inc., a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 16, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as supplemented or amended from time to time, constitute the "Offer"). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

     This Amendment also amends and supplements the Schedule 13D of Parent and Purchaser originally filed on February 5, 2001.

Item 1. through Item 11.

     Item 1 through Item 11 of the Schedule TO are hereby amended and supplemented by adding the following thereto:

     On February 27, 2001, Parent issued a press release announcing the extension of the Expiration Date of the Offer to 12:00 midnight, New York City time, on Tuesday, March 13, 2001. The press release is filed as an exhibit hereto and incorporated herein by reference.

Item 12. Exhibits.

     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

     (a)(1)(J)  Text of press release issued by Parent dated February 27, 2001.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    COBRA ELECTRONICS CORPORATION

                                    By: /s/ James R. Bazet
                                        ----------------------------------------
                                    Name: James R. Bazet
                                    Title: President and Chief Executive Officer

                                    BLUE MARLIN, INC.
                                    By: /s/ James R. Bazet
                                        ----------------------------------------
                                    Name: James R. Bazet
                                    Title: President

Date: February 27, 2001

                                 EXHIBIT INDEX

Exhibit
No.                                   Description
---                                   -----------

(a)(1)(J)      Text of press release issued by Parent dated February 27, 2001